EXHIBIT 99.1

CECT Elected One of the Top Three ‘Most Trustworthy
GSM Mobile Phone Brands’

     HUIZHOU, Guangdong, China, Sept. 6 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) announced today that “CECT,” the brand name of its subsidiary CEC Telecom Co., Ltd’s mobile phone products, has been elected one of the most trustworthy mobile phone brands in a public opinion poll initiated by China Electronics News (CEN), a newspaper sponsored by Ministry of Information Technology (MIT), and SOHU.com.

     On June 17, 2004, CEN and SOHU.com initiated a public opinion poll named “The Most Trustworthy Brands of Consumer Electronics” by posting questionnaires in newspapers and on websites. The poll lasted for 50 days, during which thousands of e-mails and letters of vote were received from all over the country. Among the local mobile phone brands, “CECT” was elected as one of the top three brands in the “Most Trustworthy GSM Mobile Phones Brands” category.

     Mr. Wu Zhi Yang, CEO of CECT, said, “I am pleased that CECT was granted such an honor. I believe the main reasons for our success are as follows:

     “First, CECT positions itself at the edge in terms of technology relying on its strong R&D capabilities and partnerships with global leaders such as QUALCOMM and BenQ. CECT was the first one in China to develop SmartPhones and Mini PDA SmartPhones.

     “Second, CECT has launched more than 50 different models of mobile phones and each has been designed specifically to satisfy the needs of particular consumer groups.

     “And third, CECT’s mobile phone products have reliable qualities, multiple functions and competitive prices.

     “The trust from consumers is an intangible asset for us. It creates favorable market conditions and helps us market our products more effectively. We shall take most advantage of such conditions and strive to be a bigger player,” concluded Mr. Wu.

     About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com .

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

SOURCE Qiao Xing Universal Telephone, Inc.

     -0- 09/06/2004
     /CONTACT: Rick Xiao of Qiao Xing Universal Telephone, +86-752-282-0268, or rickxiao@qiaoxing.com /
     /Web Site: http://www.cosun-xing.com /
     (XING)